


# INFOSPACE ANNUAL REVIEW 2007

"INFOSPACE,
WITH A STRONG BALANCE SHEET
AND POSITIVE CASH FLOW, IS
ON SOLID FINANCIAL GROUND.
WE ARE FOCUSED
ON INCREASING PROFITABILITY AND
ENHANCING SHAREHOLDER VALUE."

I 1

NFO 2

SPACE 3

20/50 DOGPILE 50 FT. / 15.2 m 4

MOST RE 5

LEVANT 6



INFORMATION 7

 8



# FOCUSED

## ON OUR VISION

Our perspective is crystal clear. Our view is not obscured. We're focused on our ultimate goal: to provide the most relevant and comprehensive discovery solutions.

No one knows *search* better than we do. And because of our proprietary metasearch technology and our close partnerships with all the leading search engines, we believe no one does it better.

The way we see it, we have exciting opportunities for growth.

# FOCUSED ON SEARCH

## For the first time in our history, InfoSpace is focused on a single business—online search.

With a scalable, proven, and successful business model already in place, we are poised for future growth. Dogpile—winner of yet another J.D. Power Award for "Highest in Customer Satisfaction"—is our proprietary metasearch engine that will help us fetch our share of a 20-billion-dollar industry.

With an exciting new product roadmap and an experienced, talented team solely focused on search, Dogpile's future has never been clearer.


Add Dogpile To Your Br
dögpile
All the best search engines piled into one.
Web
Images
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Video
News
Yellow Pages
White Pages
focused on search
Go Fetch!
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Preferences
Favorite Fetches
Star Wars Chicken
Screensaver
Virus Removal
Halloween Games
Ghost Stories
Quick Starts
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Search Spy
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potential

opportunity

vision

dream

growth

success

empower

possibility

progress

reliance





# FOCUSED

# ON THE FUTURE

Our sights are set. With the Web now home to over 100 million sites and *search* emerging as the most important tool for discovery, there are tremendous opportunities for growth in traffic and revenues. Along with over 100 distribution partners and committed monetization partnerships with Google and Yahoo!, we plan to aggressively support the Dogpile brand and to educate an even wider audience about its many benefits.

As we look towards the future, we have a clearly focused vision of exactly where we want to go—supported by the products, people, and passion to ensure we get there.

# FOCUSED

## ON SHAREHOLDERS



2007 was a watershed year for InfoSpace. In two transactions we unlocked substantial market value and then distributed much of that value in the form of shareholder dividends totaling over $500 million. These events were the culmination of efforts to increase shareholder value and to position the company for value growth in the future.

First, we sold our online directory business to Idearc for $225 million in cash, or a multiple of 11 times cash flow. As the directory assets were originally purchased in 2004 for $107 million and contributed over $50 million of cash flow in subsequent years, our return of invested capital was excellent.

In the second transaction, we sold our mobile assets to Motricity for $135 million, again an all-cash transaction. The multiple we received for mobile was in excess of two times revenues, and the business had yet to achieve profitability.

Importantly, we were able to shield the gains from these transactions by applying our Net Operating Losses, yielding a cash tax savings in excess of $100 million. This efficiency helped enable a total of $15.30 in special dividends to shareholders, while maintaining a strong balance sheet to help fuel the future.

In addition, divesting these businesses allows us to concentrate on what we believe is our most valuable asset, online search.

We enter 2008 with excitement and optimism about the future. For the first time in our history, InfoSpace is focused on a single business—online search. We have several key assets in place: over 4 million unique searchers per month, over 100 distribution partners, and committed monetization partnerships with Google and Yahoo!. We have a proven, highly scalable business model operated by an experienced and talented team that understands and is passionate about the online search business.

Most important, we offer a differentiated, award-winning search product—Dogpile. Our differentiating asset is Dogpile's proprietary metasearch technology, which continues to evolve as the Web grows exponentially. Metasearch enables a deeper understanding of the strengths and weaknesses of various search engines, the intention of users relative to specific queries, and methods for distilling the best set of results. This is proven by Dogpile's industry-leading success rate, as tracked by comScore and the J.D. Power Award for highest customer satisfaction, two years running. We are also a leader in private label search and portal products, serving over 100 distribution partners, including ISPs and Web publishers.

As we look ahead, InfoSpace is in a dynamic market with the potential for substantial growth in its future. We have award-winning products, a solid customer base, growing distribution network, great partners for monetization, leading technology assets, a talented team, financial strength, and a high-leverage business model that generates strong cash flows. We are proud of our record for creating value and look forward to continued growth and profitability in the years to come.

Sincerely,



Jim Voelker
Chairman, President and CEO


infospace

## DIRECTORS

**James F. Voelker**
Chairman, Chief Executive Officer and President

**John E. Cunningham IV**
Clear Fir Partners, LP

**Nick Graziano**
Sandell Asset Management

**Jules Haimovitz**
Haimovitz Consulting

**Gen. Richard D. Hearney (Ret.)**
Management Consultant

**Lewis M. Taffer**
Management Consultant

**George M. Tronsrue III**
Jericho Fund, LLC

**William J. Ruckelshaus**
Revenue Science, Inc.

**Vanessa A. Wittman**
Director, InfoSpace

## EXECUTIVE OFFICERS

**James F. Voelker**
Chairman, Chief Executive Officer and President

**David Binder**
Chief Financial Officer and Treasurer

**Bruce Allenbaugh**
Chief Marketing Officer

**Eric Emans**
Chief Accounting Officer

**Sunil Thomas**
Chief Technology Officer

**Alejandro C. Torres**
General Counsel and Secretary

## SHAREHOLDER INFORMATION

**Investor Information**
To request copies of InfoSpace's Form 10-K, Annual Review, or other financial information, or to contact Investor Relations, please call 866.438.4677 or visit our Web site at www.infospaceinc.com.

**Annual Meeting**
The annual meeting of InfoSpace shareholders will be held on May 12, 2008, at 10 a.m. at The Westin Bellevue, 600 Bellevue Way NE, Bellevue, WA 98004.

**Independent Registered Public Accounting Firm**
Deloitte & Touche LLP
925 Fourth Avenue, Suite 3300
Seattle, WA 98104

**Transfer Agent**
BYN Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
800.851.9677

**Corporate Headquarters**
InfoSpace, Inc.
601 - 108th Avenue NE, Suite 1200
Bellevue, WA 98004
425.201.6100
www.infospaceinc.com

Over 6.5X return

for investors since 2002


infospace®